UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Forte Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34962G109
(CUSIP Number)

Gabriel Gliksberg ATG Capital Management, LLC 805 N. Milwaukee Avenue, Suite 301 Chicago, IL 60642 (786) 519-0995
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

1.	Names of reporting persons: ATG Fund II LLC
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 1,462,000*
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 1,462,000*
11.	Aggregate amount beneficially owned by each reporting person: 1,462,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13.	Percent of class represented by amount in Row (11): 4.0%**
14.	Type of reporting person (see instructions): OO

*As of the date hereof (the “Filing Date”), ATG Fund II LLC (“ATG Fund II”) directly holds 1,462,000 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Forte Biosciences, Inc. (the “Issuer”).

**The foregoing beneficial ownership percentage is based on 21,051,195 shares of Common Stock of the Issuer outstanding as of May 11, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 15, 2023, plus 15,166,957 shares of Common Stock issued on July 31, 2023, upon the closing of the transaction pursuant to the Securities Purchase Agreement (as defined below), as reported in the Issuer’s Form 8-K filed with the SEC on August 1, 2023.

CUSIP No. 34962G109

1.	Names of reporting persons: ATG Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 1,462,000*
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 1,462,000*
11.	Aggregate amount beneficially owned by each reporting person: 1,462,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13.	Percent of class represented by amount in Row (11): 4.0%**
14.	Type of reporting person (see instructions): 00

*As of the Filing Date, ATG Capital Management, LLC (“ATG Management”) may be deemed to beneficially own an aggregate of 1,462,000 shares of Common Stock, consisting of the shares of Common Stock reported herein as held directly by ATG Fund II. ATG Management serves as the sole managing member for ATG Fund II and, as such, may be deemed to share voting and dispositive power over the shares held by ATG Fund II.

**The foregoing beneficial ownership percentage is based on 21,051,195 shares of Common Stock of the Issuer outstanding as of May 11, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 15, 2023, plus 15,166,957 shares of Common Stock issued on July 31, 2023, upon the closing of the transaction pursuant to the Securities Purchase Agreement (as defined below), as reported in the Issuer’s Form 8-K filed with the SEC on August 1, 2023.

CUSIP No. 34962G109

1.	Names of reporting persons: Gabriel Gliksberg
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 1,462,000*
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 1,462,000*
11.	Aggregate amount beneficially owned by each reporting person: 1,462,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13.	Percent of class represented by amount in Row (11): 4.0%**
14.	Type of reporting person (see instructions): IN

*As of the Filing Date, Gabriel Gliksberg may be deemed to beneficially own an aggregate of 1,462,000 shares of Common Stock, consisting of the shares of Common Stock reported herein as held directly by ATG Fund II. ATG Management serves as the sole managing member for ATG Fund II and, as such, may be deemed to share voting and dispositive power over the shares held by ATG Fund II. Mr. Gliksberg controls ATG Management in his role as sole managing member of ATG Management and, as such, may be deemed to share voting and dispositive power over the shares held by ATG Fund II.

**The foregoing beneficial ownership percentage is based on 21,051,195 shares of Common Stock of the Issuer outstanding as of May 11, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 15, 2023, plus 15,166,957 shares of Common Stock issued on July 31, 2023, upon the closing of the transaction pursuant to the Securities Purchase Agreement (as defined below), as reported in the Issuer’s Form 8-K filed with the SEC on August 1, 2023.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by ATG Fund II LLC (“ATG Fund II”), ATG Capital Management, LLC (“ATG Management”) and Gabriel Gliksberg (collectively, the “Reporting Persons”) on August 4, 2022. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On August 1, 2023, the Issuer disclosed that it entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain parties, including, among others, certain executive officers, senior management and members of the Board of Directors (the “Board”) of the Issuer, pursuant to which the Issuer sold 15,166,957 shares of Common Stock and 9,689,293 pre-funded warrants to purchase shares of Common Stock. Such transaction resulted in massive dilution to existing stockholders and the Reporting Persons believe such a dilutive transaction with current insiders of the Issuer served to entrench the Board despite significant stockholder dissatisfaction. Such massive dilution caused the Reporting Persons’ position to drop below 5% of the total number of shares of Common Stock outstanding. Since the previously filed Schedule 13D, the Reporting Persons have not sold any shares, and are only making this filing due to the effect of the Issuer’s dilutive offering bringing the Reporting Persons’ beneficial ownership below 5% of the total amount of outstanding shares.

In addition, ATG Management has submitted a shareholder proposal for inclusion in the Issuer’s proxy statement for its 2023 Annual Meeting of Stockholders, which reads as follows:

The stockholders hereby amend Article VIII of the bylaws to add the following new Section 41 and to renumber the remaining sections accordingly:

Section 41. Stockholder Rights Plans.

(a) Rights Plans. Notwithstanding anything in these Bylaws to the contrary, the adoption or amendment of any Stockholder Rights Plan (as defined below) which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder shall not be effective unless ratified by the stockholders.

(b) Definition. The term “Stockholder Rights Plan” in this Section 41 refers to any stockholder rights plan, stockholder rights agreement or any other form of “poison pill” anti-takeover device, plan or agreement that is designed to or has the effect of making an acquisition of large holdings of the corporation’s shares of stock more difficult or expensive (but for the avoidance of doubt, excluding any issuance or sale of securities or rights in connection with a bona fide financing transaction).

(c) State Law. Nothing in this Section 41 should be construed to permit or validate any decision by the Board of Directors to adopt or amend a Stockholder Rights Agreement that would otherwise be prohibited or invalid under applicable Delaware law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date hereof, ATG Management and Gabriel Gliksberg may be deemed to beneficially own an aggregate of 1,462,000 shares of Common Stock, consisting of the 1,462,000 shares of Common Stock reported herein as held directly by ATG Fund II, which represents approximately 4.0% of the Issuer’s outstanding Common Stock. Such information is based on 21,051,195 shares of Common Stock of the Issuer outstanding as of May 11, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 15, 2023, plus 15,166,957 shares of Common Stock issued on July 31, 2023, upon the closing of the transaction pursuant to the Securities Purchase Agreement, as reported in the Issuer’s Form 8-K filed with the SEC on August 1, 2023.

ATG Management serves as the sole managing member of ATG Fund II and, as such, may be deemed to share voting and dispositive power over the shares of Common Stock held by ATG Fund II. Mr. Gliksberg controls ATG Management in his role as the sole managing member of ATG Management and, as such, may be deemed to share voting and dispositive power for the shares of Common Stock held by ATG Fund II.

(c) On July 28, 2023, ATG Fund II sold call options referencing an aggregate of 100,000 shares of Common Stock for an aggregate premium of $4,408.41, which have an exercise price of $2.50 per share and expire on November 17, 2023 (the “November Calls”).  Except as disclosed in this Schedule 13D, as amended, there have been no transactions in the Issuer’s Common Stock by or on behalf of the Reporting Persons during the past sixty days.

(d) The investors in ATG Fund II have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by ATG Fund II in accordance with their respective investment percentages in ATG Fund II.

(e) On July 31, 2023, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 5(c) regarding the November Calls is incorporated herein by reference.

In addition to the November Calls, ATG Fund II sold call options referencing an aggregate of 15,000 shares of Common Stock, which have an exercise price of $2.50 per share and expire on August 18, 2023

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2023

ATG FUND II LLC

By:	ATG CAPITAL MANAGEMENT, LLC
Its:	Managing Member

By:	/s/ Gabriel Gliksberg
Name:	Gabriel Gliksberg
Title:	Managing Member

ATG CAPITAL MANAGEMENT, LLC

By:	/s/ Gabriel Gliksberg
Name:	Gabriel Gliksberg
Title:	Managing Member

/s/ Gabriel Gliksberg
Gabriel Gliksberg